Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) of the Securities Exchange Act of 1934
Filing Person: Safehold Inc.
Subject Company: Safehold Inc.
Commission File Number: 001-38 122

9:55 AM ET | Safehold

Welcome to the 9:55 AM session at Citi’s 2023 Global Property, CEO conference. I’m Nick Joseph, Citi Research. We’re pleased to have with us Safehold CEO Jay Sugarman. The session is for Citi clients only, if media or other individuals are on the line, please disconnect. Now, disclosures are available on the webcast at the AV desk for those in the room or the webcast. You can sign on to live QA dot com and under code G P C 23 to submit any questions if you do not want to raise your hand. Jay, I’ll turn over to you to introduce the company members of management team with you today, provide any opening remarks and then we’ll get into Q and A.

Jay: Thanks, Nick, appreciate everybody joining us on the last day, one of the last sessions. So thanks for being here today. We think Safehold is a very compelling story. We are the only public company in the ground lease sector, one of the great wealth creators in history as an asset class. We think it should be part of every investor’s portfolio, and we think Safehold has a unique position to deliver value both near term and long term for shareholders.

Nick: So we’re asking the same opening question every session, what are the top three reasons that investors should buy the stock today?

Jay: I’ll say it again. Ground leases should be part of everyone’s portfolio. They have been one of the great wealth creating asset classes in history. Safehold is completing a merger, hopefully by the end of this month, that will make the company better, simpler and easier for institutional investors to invest in. And we currently trade at a significant discount to intrinsic value, which means this is a great entry point for those who don’t have exposure to the ground lease asset class.

Nick: Why don’t we start with that merger? Maybe we can walk through the thesis behind it with iStar and the status of it today.

Jay: Sure, we started Safehold six years ago. It was an idea we germinated inside of a company called iStar that we’ve run for 20, 25 years. iStar has been a leader in the innovative finance and net lease markets and used those knowledge bases of both those markets to see that ground leases could be something new and better than they had been in the past. So we created what we call the modern ground lease, which is better for customers, i.e. building owners. Creates a more efficient cost of capital for them, lowers the risk profile, but also creates a very powerful and new way for investors to participate in the wealth creation that owning land in the top 30 cities of America has historically created and we expect to create going forward. So the merger was really the culmination of a five year strategy to scale up the ground lease business using iStar’s resources, iStar’s networks, iStar’s historical knowledge base and customer base. When we reached $5 billion of ground leases, we started with about 300 million in 2017, we are currently $6 billion, but we had told the market when we crossed the $5 billion Safehold. We thought that was a constraint for a lot of investors, limited the liquidity in the stock. So the merger began in earnest late last year. It was announced in August. The purpose is really to create a better ground lease, the modern ground lease platform, more liquidity, better corporate governance, will be internally managed, will have almost double the amount of float. So lots of big positives, no controlling shareholder. And we’ve seen the positive response from the rating agencies. We’ve been put on positive watch at both Moody’s and Fitch where we’re Baa1 and BBB+. So certainly hope this new, simpler, better, stronger, Safehold has a lot of positive news to come in the future.

Nick: And how do you think about the integration? And obviously it’s a bit of a unique situation but, bringing it back in house.

Jay: Well, the good news is we’re not really changing anything. The management team at iStar is the management team going forward for Safehold. We had told the market at iStar as early as 2019, that ground leases were going to be our focus. Some of the legacy businesses and net lease and lending are still really good businesses, but ground leases were an even better business, a better opportunity for shareholders. So really the merger is simply a natural culmination of that strategy shift in 2019. And once we reach scale, this is certainly the corporate structure that we envisioned. And as you think about kind of the future opportunities that you see, what, what does this combined company or kind of, where’s the opportunity from here? So the core ground lease business just if I can give you a very simple metric to think about, there are 100 year very low risk bonds that trade in the marketplace. We tracked several billion of them. Right now, they yield about a 5.1% yield. They have no inflation protection. And at the end of that, a term you get par back when that bond matures. We create 100 year very low risk ground leases, they generate 100 basis points higher, they have inflation protection on top of that, inflation kickers. And at the end, you get 20 to 40 times your money back instead of par. That’s the alpha proposition of a ground lease business. It’s the reason they create and have created historically, such enormous wealth. We think all investors should be intrigued by the ability to add this to their portfolio. We are the only company in the sector in the public sector. We’re the only investment grade, unsecured borrower in the sector we have by far the largest portfolio. We’re in all top 30 cities in the country. We’ve been doing this now for six years. So I think the merger just gives us really the launchpad for what we’ll call phase two of Safehold’s growth. We think we address an approximately $7 trillion target market in the top 30 cities. We do multifamily, hospitality, office, industrial, life science, any customer who has a capital need, whether they’re building something, whether they’re re financing something or they’re buying or selling something, should look at the alternative of splitting the building and the land into two separate investments. We think that’s proven to be a much more efficient strategy in the corporate world or operating businesses and underlying fixed assets have been separated more efficiently using net leases. We think in the real estate world, separating the building from the land is very similar and is a much more efficient capital solution. So we think the opportunity set is very large. We think we’ve created a good, strong foundation. We think the merger makes us even a better, stronger company, and we expect to continue to grow the business as markets become to recognize that this is a better alternative. This modern ground lease is very different than the historical ground leases that have destroyed value for customers for building owners. The modern ground lease actually enhances value. And we’ve got now after six years, a lot of case studies of customers who’ve done business with us gone a full circle and sold the building with our ground lease in place down the road and have now made a significant returns by using our more efficient capital solution. So the story gets stronger. We have about half of our customers engaged to do a second deal with us. Many of them have already done a second deal. So when they use it, they try the modern ground leases very effective, they come back and do it again. We just need to tell that story and more places to more people on the customer side. On the shareholder side. It’s the same story. Nobody has exposure to ground leases. There’s never been an opportunity to invest in an asset class that primarily has been uh domain of royalty, churches and universities. If you think about Stanford and Columbia and M I T, you think about the royal families of the U K and Hawaii. If you think about churches like Trinity Church in New York, all of their wealth has come from owning land in major cities and letting the entrepreneurial real estate industry build value on top of their land. We want to be that for all investors. Again, there is no comparable portfolio or comparable company out there. We’re at $6 billion, we think we’ve covered the top 30 cities and a number of asset classes, but we still feel like we’re very early in the game. This is, you think about um kind of the new ground leases versus older ones, you know how they changed, how your underwriting standards changed. You know, have the conversations changed with, with existing property owners. This is a great story. So we’ve been in the real estate business for 30 years. We have seen old fashioned ground leases many times in our careers. Most of them uh completely out of sync with the current capital markets desires and needs. A lot of them are written on type, written paper with white out. They are just completely ambiguous, uncertain. There are things called fair market value resets which puts lenders and future buyers in a position where they simply can’t underwrite what the ground lease is going to be in the future. We took a look at those, we looked at literally hundreds and hundreds of ground leases. And as a lender, we put our lenders cap on and said, what would we want to see in a standardized sort of gold standard ground lease? And then as a buyer of real estate, we put that hat on and said, what would make future buyers comfortable that this is a more efficient capital source and not a value destroyer. And we basically eliminated everything that we thought was a problematic feature and tried to really use our knowledge base from the lending side and the net leased business. And as an owner operator, real estate and I star to create this very straight forward, very clean ground, modern ground lease that would allow people to access lower cost capital that has no maturity. It’s basically 99 year capital, sits very quietly in the capital structure and allow building owners to do what they do best, which is market managed, design, reposition assets. They are accessing very expensive equity capital and it makes no sense for them to use that expensive equity capital to essentially own the land, which is a long term bond. They’re trying to make a 15 and they’re investing in land that earns a four that doesn’t make much sense. We are the land capital provider that allows them to unlock their skill set and generate the full returns that their skill set can create in the building and let us own finance and capitalize the long-term passive land component. This is something that’s gone on for 20 years in the corporate market. We were a big player in net lease helping CFOs get the most efficient capital into corporations. We want to do that for the wider real estate community now.

Nick: So what’s the biggest pushback in your conversations with sellers?

Jay: There’s a lot of skepticism about that old ground lease. We all have scars from ground leases that were poorly structured, had fair market value resets. I think there was a notable example in New York City around the Chrysler Building where the leasehold lender lost or leasehold owner lost most of their money because there was a fair market value reset that changed the ground rent dramatically. Any time you hear the word ground lease, just make sure you separate old ground leases versus Safehold modern ground lease because it’s two different businesses. So we have to get over that psychologically. Nick, there are a lot of people who just when they hear the term ground lease, they immediately clicked back to some anecdotes from the old ground lease world. But once we get past that, it’s really a comparison of capital alternatives. And we think the modern ground, the stacks of really compellingly against other alternatives that most of our customers are looking at which may be a combination of traditional fee financing, could include mezzanine, could include preferred, could include you know, large doses of equity. We look at the capital structure and say, if you finance the land and capitalize the land correctly, everything gets better. Now that requires us to use the science that we have learned after hundreds and hundreds of deals. Ground leases are our modern ground leases have to be sized properly. They have to be priced properly and have to be structured properly to unlock value for that building owner and a lot of the mistakes in the past were ground leases were too big. They were improperly structured or improperly priced. So, one of our biggest challenges with folks is the goal is not to get you the most proceeds from the ground lease. It’s to maximize the efficiency of your overall capital structure between equity, other sources of debt and ground lease. And that is something I think the market has come a long way in the past six years. The brokerage community at this point is much more facile with the modern ground lease as part of the capital stack and how it can add value and unlock value. The leasehold lending community is much more comfortable with the safe ground lease than it’s ever been with any other ground lease because it’s standardized, it’s well thought out. We have a deep legal team in house that works to make it as simple and straightforward and, and, and comfortable for our building owners as possible. And then I think the broader community just likes to see case studies and now we’ve got hundreds of case studies that we can show them of how a ground lease can unlock value.

Nick: How are you sourcing these deals through the brokerage community or, you know, now that’s been a few years of people coming to you.

Jay: Yeah, so I think everybody knows there’s about five brokerage community brokerage companies that control about 90% of the transactions in the top 30 markets. So we spent the first two years really working with them to show them how this could help in the development uh in a refinancing in a purchase or sale transaction um that has cascaded out to the customer community, the legal community, the finance community. And now we think we’ve got a, you know, a deep roster of folks who are very familiar with the Safehold modern ground lease. The opportunity set here, as I said is so large that there’s always going to be more opportunities to educate, more opportunities to explain. But right now, we feel like we have gotten enough people to understand why this is a more compelling opportunity that we are taking calls from customers. Now where I would tell you 35 years ago, we were making all the calls outbound. We’re now receiving inbound calls from people who do I need a more efficient capital solution to solve my needs. And that’s coming both from the brokerage community but also directly from some of our customers.

Nick: Have you started to see more competition coming in the space.

Jay: So nothing obviously in the public sector, there have been one or two private startups that have struggled a little bit to gain scale. I will tell you we have benefited from the scale and network of I star over the past five years prior to this merger in a way, it’s hard to replicate. We have 90 to 100 people working on this business. I think the startups have been 2, 3, 5 people. So just from a scale standpoint, we are the dominant player in the sector.

Nick: As you think about cap rates or yields. Obviously, interest rates have moved up a lot. How have the cap rates or the returns that you’ve been targeting been over the last 6 to 12 months?

Jay: Yeah, so as I said, we, we try to be the most efficient capital solution for our customers as their alternatives get more expensive. Our cost to them does go up. We try to stay uh thoughtful about where we price our transactions. They were probably in the mid threes last year to start, and now they’re probably in the low to mid fours. That is a, you know, six plus ROA to us over the life of the lease ground lease because they typically have 2% bumps per year. We think that’s, you know, creating a lot of alpha for our shareholders when we see the 100 year very low risk bonds in the 5% range. If we can create north of six, that’s a really compelling investment to us.

Nick: Any questions in the room, one that came in a couple that have come in through live Q A. First one is about the modern ground leases. A question on inflation escalators in the leases.

Jay: So the key thing that both lenders and future buyers want to know is what, what, what is the ground rent going to be if I can underwrite it, I can handle it if it’s fair market value resets. I have no idea how to underwrite that. So we said, look, let’s find the middle ground here. Let’s create a simple structure with 2% bumps every year in the ground lease. Then everybody can underwrite that know exactly what it is. It creates a very low cost capital for a long time for our customers with very modest bumps over time. At the same time as investors, we obviously want a little bit of inflation protection since these are long term instruments, but we have to keep that sort of banded. So we came up with a structure where every 10 years we in our standard ground lease, we look back and see has inflation exceeded 2% over that 10 year period and between two and three, or three and a quarter percent, we get an adjustment in the 11th year rent to reflect that incremental inflation over the prior 10 year period. It’s capped, so it turns out to be not that big a number. It gives us some inflation protection but allows both leasehold lenders and future owners to be able to underwrite their ground rent within a very narrow band. So it’s worked out for both parties. Again, our business is about creating win win solutions. We want to create great returns for our shareholders, but we also want our customers to win. And so when they have a defined low cost capital source with no maturity risk and lower friction costs, when they do transactions, we think they win as well.

Nick: And then we have a couple questions, I guess on different property sectors and how you underwrite it. So I’ll start with this question on office. You know, how do you think about, I guess the operating fundamentals of the, of the actual improvements on the land? And I guess the other part is what, what property types are you most concerned about?

Jay: As you know, foundational premise, we look for location, location, location. We are most focused on the top 30 cities where there’s educational, financial, cultural technological centers of excellence. Over long periods of history, that’s where wealth creation happens on top of land. So you’ll see us in those major city and urban areas. That’s where we focus. We do underwrite the assets on top of our land, obviously and our sponsors, but it has to start with, this is a great piece of dirt that real estate entrepreneurs are going to constantly look for the highest and best use. And that has historically proven to be a very powerful value generator where they take a two story building and turn it into a 10 story building and then a 40 story building and then a 70 story building, the landowner is the ultimate beneficiary of that value creation. So we want to have areas and locations where that kind of dynamic can play out with respect to specific product types. Again, as I said, we are in multifamily hospitality office, industrial, life science, things that are nearer in the urban core or near the urban core are most interesting to us. Things in tertiary secondary cities are outside the bounds of the infill locations are less interesting to us, because we want to see that dynamic of highest and best use over time accrue to our benefit. Since ultimately, at the end of the ground lease, we get whatever on top of our land, we get the economic value of it, either by the asset transferring to us or having somebody by an extension of the lease from us. So we focus very much on where, where we think that value creation will happen and um use historical dynamics to guide us mostly in terms of short term, you know, dynamics. I sat through a lot of the, you know, office presentations, that market’s going to go through a lot of creative destruction. I think there is real value in a lot of those assets in a re re-adaptive use. We will not be the ones driving that obviously, it will be the equity or the leasehold lenders typically going to be the one who has to figure that out. But we definitely see a lot of interest in how can we access efficient long term capital to re adapt these towers of steel and glass that are in great locations. And certainly we expect to be part of that creative opportunity, but there’s going to be some pain first and, and we’re very cognizant of not overstepping where we feel comfortable in the capital structure. Multi family has been our fastest growing area. It’s our largest by number of transactions. We have turned out to be a very compelling capital source for multi family developers for multi family serial owners. They have found both in terms of capitalizing the initial deal and then upon sale, ground leases can be a very effective tool to allow them to meet their return requirements. Hospitality, we started seeing some opportunities but actually been, there’s been less than we thought during COVID, we thought there might be quite a bit of distress that would allow us to be a capital provider. We actually did not see that. So we’re doing selective deals in hospitality, but haven’t seen a tremendous deal flow and life sciences actually has become more relevant to us, particularly in markets like Cambridge or the South Bay in San Francisco. We think uh we are a very effective tool for the right locations in that sector as well. So I’d say we’re not sector agnostic, but again, the location really drives most of our thinking. And then we’re looking to underwrite uh where we want to be in the capital stack. Long term for the specific product type.

Nick: How efficient is the pricing or the discernment between urban core versus more secondary and tertiary?

Jay: You know, as you look at the pricing of ground leases, it’s hard for us to tell what pricing would be in a secondary and tertiary markets since we just don’t transact in those markets. In the urban core, again, when we look at something like in the multi family world, if you want to borrow from Fannie Mae or Freddie Mac, you’re probably in the high fives right now. Whereas our starting ground rent would be somewhere in the low to mid fours. So we think there’s, you know, a material advantage for customers. The fact that our, our capital does not mature. It’s gotten a lot of attention recently from some of our customers as a very big benefit that they don’t have, you know, something blowing up right at the wrong time. That’s one of the things we’ve been marketing for the last five or six years. That debt is the you know, creator of crisis in real estate. If we all financed every deal, all equity, there wouldn’t be many crises. So ground lease has reduced the amount of maturing debt dramatically in your capital stack, can materially lower your risk profile as an owner. That’s starting to get more currency. Those same ideas could exist in secondary and tertiary markets. And I think you’ll see eventually as ground leases, modern ground leases become more prevalent, you’ll see it spread into those markets, but it’s not our market. We want to control the center of the fairway. And right now that’s in the top 30 cities.

Nick: There’s a question kind of, I guess maybe it’s a case study or kind of as those as a ground lease is coming towards its end, how those, when those conversations begin and, and how those can typically go.

Jay: Yeah. So the couple paths we think about and have seen historically, what happens is as a customer gets closer to the end of their ground lease, they can either extend it and they’ve done a good job. They have significant and access to their ground rent so they can actually use the capital markets to fund the capital needed to buy an extension. That’s a great outcome for both sides. We love the fact that we have value generating sponsors who are doing a great job increasing cash flows and values of our buildings. We would love for them to continue to do that. We’ve also seen folks you know, think about how do I finance this going forward? We are a very thoughtful partner. I think the historic ground lease has gotten a bad reputation because most of those landowners didn’t really care about their customers if they took the land back or the building back. That was great. We’re building a business to help people run their buildings, better capitalize them smarter. We want our customers to succeed. So we’re not averse to having a conversation at any point in time if somebody’s doing a good job of figuring out how to maximize that value with them. Clearly over time, you know, we want to see that capital appreciation accrue to our shareholders accounts as well. But I think there’s lots of ways and, and our ground leases typically anticipate borrowers continuing to run the properties as first class properties until such time as we have that conversation.

Nick: We have another question that came in. What are the top three risks investors need to underwrite when analyzing your business?

Jay: Great question. So, you know, for the first and largest risk, when we start these businesses, can we create customers who understand the value proposition of a modern ground lease versus the old ground lease that its value creating, not value destroying that it’s more efficient, not less efficient. I think we’ve done that. So I think that risk has started to move to the sidelines. I think in the ground lease portfolios that we own as shareholders and owners, there’s really two assets, there’s the long term cash flow streams. As I mentioned, very low risk at a premium to current returns for alternative long term low risk cash flow streams. But interest rates changing does change the value of that cash flow stream. And so interest rates on one hand impact and inflation impacts that side of equation. Now we have inflation kickers in our rents, but they don’t happen until these 10 year resets. So I don’t think we’re getting a lot of credit for that today. I think when you look at an inflation adjusted yield spreads, higher interest rates are a little less impactful to that side of our business. We have this beautiful hedge on the other side of our business, we are the owners of a significant amount of real estate in the future and we track that on a mark to market basis because it basically uh is embedded capital appreciation account for our shareholders. And that’s about $10 billion, $400 million when we IPO’d and it’s now $10 billion six years later. That is positively correlated with inflation over time, inflation will make replacement cost of real estate more expensive in these major cities, which historically has proven to be sort of the umbrella under which all real estate values move. So having two different sides of the business, one impacted by higher inflation. Interest rates one benefiting from it. We think that component is the one that people have not spent enough time on. And so while higher interest rates, higher inflation is a risk to the NPV of our cash flows, it is actually long term a positive for the other side of the business. So I think people have looked at that as a one sided risk and we’re going to need to do a better job getting them to see there’s pros and cons and overall, we think of the business is very well positioned regardless of the interest rate environment.

Nick: We’ve been asking in every session, and this can be more SAFE or iStar, what’s your number one ESG priority this year in 2023?

Jay: So since we don’t actually own the assets, you know, we don’t have the ability to dictate to our customers exactly what they do, but we have been trying to provide the opportunity for customers to expand their decarbonization efforts. We will provide an up sized ground lease for them to make their buildings more resilient to make them better from a decarbonization standpoint. We’d like to see that program get taken up in 2023 and 2024 as efforts at decarbonization begin to ramp up. A lot of building owners are very focused on that. We think we can be a very effective capital source for some of those improvements.

Nick: Is that mostly New Yorkers? Or are you saying that pretty broad based?

Jay: It can be anywhere. Obviously New York’s laws are going to start biting here pretty soon. So we’re seeing people really starting to pay attention to it in New York, but I think you’re going to see this in, in almost every city, whether it’s emissions, whether it’s water preservation, whether it’s, you know, new construction rules around clean concrete, clean steel.

Nick: We have our rapid ***. What will same store, growth be for the ground lease sector. I guess next year overall in 2024.

Jay: So I couldn’t hear you.

Nick: Kind of, what’s the embedded growth? What’s the annual growth that you’d expect from this business, kind of next year in a year going forward.

Jay: Yeah, we put out a target of $7.5 billion where it’s $6 billion now, we think that’s, until the markets sort of thought out here that could be pushed out maybe six months. But you know, a billion dollars of plus of ground leases is a good annual goal for us.

Nick: And then just what’s the best real estate decision today? Buy, sell or hold?

Jay: Ground leases, it’s buy, buy, buy.

Nick: Finally, do you expect M&A in the, in the broader sector over the next 12 months?

Jay: Since we’re the only public company that’s gonna be tricky and there really are no private vehicles of scale. So this is really a business we, we invented and we’re growing at a really nice pace. Eventually, someday we expect to use our cost of capital advantages to be able to acquire other people’s portfolios if they have them where they built them. But today it’s, it’s all on us to grow the business.

Nick: Terrific. Thank you so much.

Jay: Thank you.

Forward-Looking Statements

Statements in this document which are not historical fact may be deemed forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although SAFE believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be attained. The Company undertakes no obligation to update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This document should be read in conjunction with our consolidated financial statements and related notes in our Annual Report on Form 10-K, as amended by Form 10K/A (“Form 10-K”), for the year ended December 31, 2022. In assessing all forward-looking statements herein, readers are urged to read carefully the Risk Factors sections and other cautionary statements in our Form 10-K and the definitive joint proxy statement / prospectus dated January 30, 2023 that STAR filed with respect to the previously announced merger and related transactions.

Factors that could cause actual results to differ materially from SAFE’s expectations include (1) the war in Ukraine and escalating geopolitical tensions as a result of Russia’s invasion of Ukraine; (2) the ability to consummate the previously announced merger, spin-off and related transactions on the expected terms and within the anticipated time periods, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including completion of the spin-off, sales of assets and other factors; (3) any delay or inability of merged company (“New Safehold”) and/or the entity being spun off (“SpinCo”) to realize the expected benefits of the transactions; (4) changes in tax laws, regulations, rates, policies or interpretations; (5) the value of New Safehold shares to be issued in the transaction; (6) the value of SpinCo’s shares and liquidity in SpinCo’s shares; (7) the risk of unexpected significant transaction costs and/or unknown liabilities; (8) potential litigation relating to the proposed transactions; (9) the impact of actions taken by significant stockholders; (10) the potential disruption to STAR’s or SAFE’s respective businesses of diverted management attention, and the unanticipated loss of key members of senior management or other employees, in each case as a result of the announced transactions; (11) general economic and business conditions that could affect New Safehold and SpinCo following the transactions; (12) general economic conditions and conditions in the commercial real estate and credit markets including, without limitation, the impact of inflation on rising interest rates; (13) the effect of the COVID-19 pandemic on our business and growth prospects; (14) the performance of SAFE; (15) the Company’s ability to grow its ground lease business directly and through SAFE; (16) the Company’s ability to generate liquidity and to repay indebtedness as it comes due; (17) additional loan loss provisions and the pricing and timing of any such sales; (18) asset impairments; (19) the market demand for legacy assets the Company seeks to sell and the pricing and timing of such sales; (20) changes in NPLs; (21) repayment levels; (22) the Company’s ability to make new investments; (23) the Company’s ability to maintain compliance with its debt covenants; (24) the Company’s ability to generate income and gains from its portfolio and other risks detailed in “Risk Factors” in our 2022 Annual Report on Form 10-K, the definitive joint proxy statement / prospectus dated January 30, 2023 that STAR filed with respect to a previously announced merger and related transactions, and any updates thereto made in our subsequent fillings with the SEC.

Each of STAR and SAFE also cautions the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this release. Neither STAR nor SAFE undertakes any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

Additional Information and Where You Can Find It

In connection with the proposed transactions, STAR has filed with the SEC a registration statement on Form S-4 on January 30, 2023 that includes a definitive joint proxy statement of STAR and SAFE and that also constitutes a prospectus for the shares of STAR Common Stock being issued to SAFE’s stockholders in the proposed Merger. In addition, SpinCo filed with the SEC a Form 10 registration statement on February 3, 2023 that will register its common shares. STAR, SAFE and SpinCo also may file other documents with the SEC regarding the proposed transactions. This document is not a substitute for the joint proxy statement/prospectus or Form 10 registration statement or any other document which STAR, SAFE or SpinCo have filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS OF STAR AND SAFE, AS APPLICABLE, ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE FORM 10 REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and the Form 10 registration statement and other documents filed with the SEC by STAR, SAFE and SpinCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations departments of STAR or SAFE at the following:

iStar, Inc.

1114 Avenue of the Americas

39th Floor

New York, NY 10036

Attention: Investor Relations

Safehold, Inc.

1114 Avenue of the Americas

39th Floor

New York, NY 10036

Attention: Investor Relations

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that STAR, SAFE or SpinCo may file with the SEC in connection with the proposed transactions. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

STAR, SAFE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding STAR’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in STAR’s definitive proxy statement for its 2022 annual meeting, which is on file with the SEC. Information regarding SAFE’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in SAFE’s definitive proxy statement for its 2022 annual meeting, which is filed with the SEC. A more complete description is included or incorporated by reference in the registration statement on Form S-4, the joint proxy statement/prospectus and the Form 10 registration statement.